Flashfunders Securities, LLC
Statement of Cash Flows
For the Year Ended December 31, 2015

Cash flow from operating activities:			
Net income (loss)			$ (99,151)
Adjustments to reconcile net income (loss) to net			
cash provided by (used in) operating activities:			
(Increase) decrease in assets:			
Prepaid expense		900	
Deposits paid		(21,811)	
Increase (decrease) in liabilities:			
Accounts payable and accrued expenses		4,406	
Total adjustments			(16,505)
Net cash provided by (used in) operating activities			(115,656)
Net cash provided by (used in) in investing activities			-
Cash flow from financing activities:			
Members' contributions		105,701	
Net cash provided by (used in) financing activities			105,701
Net increase (decrease) in cash			(16,039)
Cash at beginning of year			37,991
Cash at end of year			$ 21,952
Supplemental disclosure of cash flow information:			
Cash paid during the year for:			
Interest	$	-	
Income taxes	$	800	

The accompanying notes are an integral part of these financial statements.